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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

Winland Electronics, Inc.
(Name of Issuer)
Common Stock $.01 par value
(Title of Class of Securities)
974241 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	974241 10 1	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Lorin E. Krueger

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		231,776 (includes 22,000 shares obtainable upon exercise of currently exercisable options)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		880

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		231,776 (includes 22,000 shares obtainable upon exercise of currently exercisable options)

WITH:	8	SHARED DISPOSITIVE POWER:

880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

232,656 (includes 22,000 shares obtainable upon exercise of currently exercisable options)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1(a) Name of Issuer:
Winland Electronics, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
1950 Excel Drive
Mankato, MN 56001
Item 2(a) Name of Person Filing:
See Cover Page Item 1
Item 2(b) Address of Principal Business Office or, if none, Residence:
1950 Excel Drive
Mankato, MN 56001
Item 2(c) Citizenship:
See Cover Page Item 4
Item 2(d) Title of Class of Securities:
Common Stock, $.01 par value
Item 2(e) CUSIP Number:
See Cover Page

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment
Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 4 Pages

Item 4 Ownership
See Cover Page Items 5 through 11
Item 5 Ownership of Five Percent or Less of a Class:
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8 Identification and Classification of Members of the Group:
Not applicable
Item 9 Notice of Dissolution of Group:
Not applicable
Item 10 Certifications:
Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2007

/s/ Lorin E. Krueger
(Signature)

Lorin E. Krueger

(Name and title)

Page 4 of 4 Pages